Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

24 June 2021

Westpac confirms it is retaining Westpac New Zealand Limited

Westpac Group has today announced it is retaining its one hundred per cent ownership of Westpac New Zealand Limited (WNZL) and will not proceed with a demerger of its Westpac New Zealand business.

Westpac Group Chief Executive Officer, Peter King, said: “After a detailed review, we believe a demerger of the WNZL business would not be in the best interests of shareholders.

“Our review identified opportunities to improve service for customers and value across the WNZL business and we will progress these with the WNZL Board and management team.

“WNZL is a strong business that has been serving New Zealand for 160 years. We remain committed to delivering for customers and fulfilling our purpose of helping Australians and New Zealanders succeed,” Mr King said.

The WNZL Board’s priority is to finalise the appointment of a new CEO to replace David McLean who retires on 25 June 2021. Simon Power, General Manager Institutional and Business Banking, will act as CEO from 25 June 2021.

Ends.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.